UNANIMOUS CONSENT
OF THE
BOARD OF DIRECTORS
OF
SMALL CAP VALUE FUND, INC.


September 02, 2008

The undersigned, being all of the members of the Board of Directors (the 'Board') of Small Cap Value Fund,
Inc., a Texas corporation (the 'Corporation' or the 'Fund'), hereby consent to, approve and adopt the following resolutions, which resolutions shall have the same force and effect as if adopted at a formal meeting of the Board duly called and held for the purpose of acting upon proposals to adopt such resolutions.


Approval of form and amount of Fidelity Bond

RESOLVED, that an independent Investment Company
Bond Insurance Policy with Great American Insurance
Company will be initiated and that the amount of coverage ($300,000) meets or exceeds the requirements pursuant to Rule 17g-1 of the Investment Company Act of 1940. The Bond will be effective at 12:01 a.m. on September 4, 2008 to 12:01 a.m. on December 26, 2009. This Bond initiates coverage independently, instead of being an additional insured with Stock Dividend Fund, Inc. The premium for the entire coverage period has been paid in full by the Advisor, per the terms of the Advisory contract. A copy of the proposal of the Bond is attached. Proper filings with the SEC will be made within 10 days of the Bond being issed.

IN WITNESS WHEREOF, the undersigned have subscribed their names as of the date set forth above, in attestation to the accuracy of the foregoing unanimous written consent and of their approval of each action set forth above.


By: /s/ Laura S. Adams
        Director
By: /s/ Vicky L. Hubbard
        Director
By: /s/ Yolawnde F. Malone
        Director
By: /s/ Melissa D. Gordon, M.D.
        Director